As filed with the Securities and Exchange Commission on May 10, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO-I/A

Tender Offer Statement under Section 14(d)(1) or

Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

TEXAS INDUSTRIES, INC.

TXI CAPITAL TRUST I

(Name of Subject Company (issuer))

TEXAS INDUSTRIES, INC.

TXI CAPITAL TRUST I

(Names of Filing Persons (offerors))

5.5% Shared Preference Redeemable Securities

(Title of Class of Securities)

CUSIP No. 873119200

(CUSIP Number of Class of Securities)

FREDERICK G. ANDERSON

VICE PRESIDENT – GENERAL COUNSEL

TEXAS INDUSTRIES, INC.

1341 WEST MOCKINGBIRD LANE

SUITE 700W

DALLAS, TEXAS 75247-6913

(972) 647-6700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

JOE DANNENMAIER

THOMPSON & KNIGHT L.L.P.

1700 PACIFIC AVENUE, SUITE 3300

DALLAS, TEXAS 75201

(214) 969-1700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$199,937,200	$21,394

*	For purposes of determining the filing fee only, this amount is based on the conversion of all aggregate market value of the outstanding 5.5% Shared Preference Redeemable Securities issued by TXI Capital Trust I (liquidation amount $50 per trust security).

**	The amount of the filing fee is calculated in accordance with the Securities and Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,394

Form or Registration No: 005-33469

Filing Party: Texas Industries, Inc.

Date Filed: April 12, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 3 to Issuer Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 12, 2006, and amended by Amendment No. 1 to the Schedule TO, filed on May 1, 2006, and Amendment No. 2 to Schedule TO, filed on May 8, 2006, by Texas Industries, Inc., a Delaware corporation (the “Company”), and TXI Capital Trust I, a statutory business trust that was formed under the laws of the state of Delaware and a wholly-owned subsidiary of the Company (the “Trust”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to exchange its Common Stock for any and all of the Trust’s outstanding 5.5% Shared Preference Redeemable Securities (the “Trust Securities”).

This Amendment No. 3 to Schedule TO is the final amendment to the Schedule TO.

The Schedule TO is hereby amended and supplemented by this Amendment No. 3 to Schedule TO as follows:

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following:

On May 10, 2006, the Company issued a press release announcing the final results of the exchange offer. Holders of $39,817,000 (19.91%) of the Trust Securities accepted the Company’s exchange offer. A copy of the press release is filed herewith as Exhibit (a)(5).3 and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended by adding the following:

(a)(5).3	Press release dated May 10, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: May 10, 2006	TEXAS INDUSTRIES INC.

	By:	/s/ Frederick G. Anderson
		Name:	Frederick G. Anderson
		Title:	Vice President—General Counsel and Secretary

Date: May 10, 2006	TXI CAPITAL TRUST I

	By:	/s/ Kenneth R. Allen
		Name:	Kenneth R. Allen
		Title:	Administrative Trustee

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INDEX OF EXHIBITS

(a)(1).1		Offering Circular dated April 12, 2006, as amended on May 1, 2006.*

(a)(1).2		Letter of Transmittal.*

(a)(1).3		Letter to Clients.*

(a)(1).4		Letter to Brokers.*

(a)(1).5		Notice of Guaranteed Delivery.*

(a)(1).6		Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1).7		Supplement Letter to Holders of Trust Securities.*

(a)(5)		Press release dated April 12, 2006.*

(a)(5).1		Press release dated May 1, 2006.*

(a)(5).2		Press release dated May 8, 2006.*

(a)(5).3		Press release dated May 10, 2006.

	*	Previously filed.

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